EXHIBIT 11

NVR, Inc.

Computation of Earnings Per Share

(amounts in thousands, except per share amounts)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

1. Net income	$331,470	$236,794	$158,246

2. Average number of shares outstanding	7,278	7,927	9,084

3. Shares issuable upon exercise of dilutive options, warrants and subscriptions outstanding during period, based on average market price	1,916	1,599	1,480

4. Average number of shares and share equivalents outstanding (2 + 3)	9,194	9,526	10,564

5. Basic earnings per share (1/2)	$45.54	$29.87	$17.42

6. Diluted earnings per share (1/4)	$36.05	$24.86	$14.98